                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                              Brandywine Realty Trust
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                           Shares of Beneficial Interest
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    105368-10-4
-------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  March 20, 1996
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105368-10-4

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust (the "Trust"). Capitalized terms not otherwise defined herein have the meanings assigned to them in the Schedule 13D Statement filed by the Trust on January 29, 1996.


Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

          Mr. Osborne was named a trustee of Brandywine Realty Trust, a Maryland real estate investment trust ("Brandywine"), on February 9, 1996.

          Reference is hereby made to that certain agreement ("Agreement"), dated March 20, 1996, by and among Brandywine, Mr. Osborne and the Trust (Mr. Osborne and the Trust are collectively referred to herein as the "Holders"). The following summary of the Agreement is qualified by reference to the full text of the Agreement, a copy of which is attached as Exhibit 7.4 hereto.

          In the Agreement, Brandywine agreed, subject to the conditions contained therein, to: (i) nominate Mr. Osborne for reelection to the Board of Trustees of Brandywine (the "Board of Trustees") for so long as the Holders are the beneficial owners of at least 10% of the outstanding Shares; and (ii) waive the statutory right of Brandywine to redeem the Shares of the Holders, whether now owned or hereafter acquired.

          In the Agreement, the Holders agreed, subject to the conditions contained therein, to: (i) limit their ownership of Shares and securities convertible into Shares to approximately one-third of the sum of the outstanding Shares plus the Shares that would be outstanding if convertible securities acquired by the Holders were converted; (ii) refrain from engaging in proxy solicitations in opposition to the position of a majority of the Board of Trustees; (iii) refrain from engaging in election contests with respect to Brandywine; (iv) vote their Shares in accordance with the recommendation of a majority of the Board of Trustees on any matter submitted to a vote of shareholders other than (a) a merger, consolidation or liquidation of Brandywine or a sale by Brandywine of all or substantially all of its assets or
(b) any amendment to Brandywine's Declaration of Trust which adversely affects the rights of shareholders; (v) refrain from disposing of any of their Shares other than (a) in transactions under Rule 144, (b) in a private transaction to any person who is not then a business competitor of Brandywine and who, immediately following such transaction, would own less than 5% of the outstanding Shares, (c) in response to a bona fide third party tender or exchange offer for at least 80% of the Shares and supported by a majority of the Board of Trustees, (d) in a merger or statutory share exchange in which ownership of Brandywine is acquired by a third party and (e) pursuant to the laws of descent and distribution, provided that any person acquiring Shares pursuant to such laws of descent and distribution agrees to hold them for the balance of the term of the Agreement subject to the agreements of the Holders contained in the Agreement; (vi) not to pursue any action which may disqualify Brandywine's REIT status; and (vii) vote their shares in favor of (a) any financing for which shareholder approval is sought, and (b) the transaction contemplated by the letter of intent, dated March 20, 1996, among Brandywine, Safeguard Scientifics, Inc. ("SSI") and The Nichols Company, provided that, in each case, the financing or transaction is recommended by a majority of the Board of Trustees.

CUSIP No. 105368-10-4

          The term of the Agreement will end on the third anniversary of its date but is subject to earlier termination, including upon (i) completion by Brandywine of a public or private equity offering yielding (a) at least $35.0 million of net proceeds to Brandywine at a price per share at least equal to the per share book value of the Shares as of the end of the most recently completed fiscal quarter or (b) at least $25.0 million of net proceeds, but less than $35.0 million of net proceeds, at a price per share of at least $5.50, and (ii) a failure by the Board of Trustees to recommend to the shareholders, in connection with the next meeting of shareholders, that they vote to restore voting rights on all Shares now or hereafter owned by the Holders. At present, only 371,239 of the 538,800 Shares of the Holders have voting rights by virtue of a provision of a Maryland law limiting the voting rights of shareholders under certain circumstances. In addition, Mr. Osborne may terminate the Agreement in the event that, on or prior to October 31, 1996 and subject to certain conditions, SSI has not executed an agreement containing
(i) provisions substantially similar to those contained in the Agreement (other than the limitation as to Share ownership applicable to the Holders) and (ii) an agreement by SSI to vote any Shares it acquires from Brandywine, during the term of the Agreement, either (a) for the election of Mr. Osborne to the Board of Trustees so long as certain conditions are satisfied or (b) for the election of a person designated by Mr. Osborne and reasonably acceptable to a majority of the Board of Trustees.


Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.4    --   Agreement by and among Brandywine Realty Trust,
                         Richard M. Osborne and the Richard M. Osborne Trust dated as of March 20, 1996

CUSIP No. 105368-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 1996                 The Richard M. Osborne Trust


                                        /s/ Richard M. Osborne
                                        ----------------------------
                                        Richard M. Osborne, Trustee

CUSIP No. 105368-10-4

                                   Exhibit Index

     Exhibit 7.4    --   Agreement by and among Brandywine Realty Trust,
                         Richard M. Osborne and the Richard M. Osborne Trust
                         dated as of March 20, 1996